                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                        INFINITE GRAPHICS INCORPORATED
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   45663D104
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

-----------------------                                  ---------------------
  CUSIP NO. 45663D104                 13G                  Page 2 of 5 Pages
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HEARTLAND ADVISORS, INC.

      #39-1078128

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      WISCONSIN, U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            200,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             200,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      200,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA

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CUSIP NUMBER  45663D104                                        Page 3 of 5 Pages

Item 1.
        (a)  Name of Issuer:   Infinite Graphics Incorporated
             --------------

        (b)  Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
                 4611 East Lake Street
                 Minneapolis,  MN   55406


Item 2.
        (a)  Name of Person Filing:   Heartland Advisors, Inc.
             ---------------------

        (b)  Address of Principal Business Office:
             ------------------------------------
                 Heartland Advisors, Inc.
                 790 North Milwaukee Street
                 Milwaukee, WI  53202

        (c)  Citizenship:   Heartland Advisors is a Wisconsin corporation.
             -----------

        (d)  Title of Class of Securities:   Common Stock
             ----------------------------

        (e)  CUSIP Number:   45663D104
             ------------


Item 3.      If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
             ------------------------------------------------------------------
             check whether the person filing is a:
             ------------------------------------

        (a)  _____  Broker or Dealer registered under Section 15 of the Act.

        (b)  _____  Bank as defined in Section 3(a)(6) of the Act.

        (c)  _____  Insurance company as defined in Section 3(a)(19) of the Act.

        (d)  _____  Investment company registered under Section 8 of the
                    Investment Company Act of 1940.

        (e)    X    Investment adviser registered under Section 203 of the
             -----  Investment Advisers Act of 1940.

        (f)  _____  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).

        (g)  _____  Parent Holding Company, in accordance with
                    Sec 240.13d-1(b)(ii)(G) (Note: See Item 1).

        (h)  _____  Group, in accordance with Sec 240.13d-1(b)(1)(ii)(H).


Item 4. Ownership.
        ---------
        (a)  Amount beneficially owned:
             --------------------------
             200,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc.

        (b)  Percent of Class:
             -----------------
             8.1%

        (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]


Item 6. Ownership of more than Five Percent on Behalf of Another Person.
        ----------------------------------------------------------------

        The shares of common stock to which this Schedule relates are held by Heartland Limited Partnership I, a private limited partnership for which Heartland Advisors, Inc. serves as managing general partner with voting and dispositive power. As a result, the partnership may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
        Security Being Reported on By the Parent Holding Company.
        --------------------------------------------------------

        Not Applicable.


Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

        Not Applicable.


Item 9. Notice of Dissolution of Group.
        ------------------------------

        Not Applicable.

Item 10. Certification.
         -------------

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:   January 29, 1998


        HEARTLAND ADVISORS, INC.

        By:  PATRICK J. RETZER
             Patrick J. Retzer
             Senior Vice President/Treasurer